CNH Capital Receivables LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527

Thomas N. Beckmann

Assistant Treasurer

Tel.: 630.887.2095

Fax: 630.887.5448

Email:  tom.beckmann@cnh.com

October 23, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Errett and Arthur Sandel

Re:                             CNH Equipment Trust 2011-A

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 28, 2013

Form 10-D for the Distribution Period from August 1, 2013 to

August 31, 2013

Filed September 16, 2013

File No. 333-170703-01

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated October 10, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission to Steven Bierman, the President of CNH Capital Receivables LLC, we submit herewith, electronically via EDGAR, this response letter (this “Response Letter”).  In addition, a paper copy of this Response Letter is being delivered to you.

The Registrant’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in Exhibit 99.1 to the aforementioned Form 10-D.  Capitalized terms not defined herein have the meaning assigned to them in the above captioned Form 10-D.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Form 10-D for the Distribution Period from August 1, 2013 to August 31, 2013

Exhibit 99.1 to Form 10-D

1.                                      We note your response to our previous comment. Please confirm that in future filings, in addition to your proposed clarifications, you will provide disclosure about how the Note Monthly Principal Distributable Amount was calculated, similar to the explanation provided in your response letter.

Response:

As requested, we confirm that in future filings, in addition to our proposed clarifications, we will provide disclosure about how the Note Monthly Principal Distributable Amount is calculated by adding the following footnote to the line disclosing the “Note Monthly Principal Distributable Amount” on page 2 of Exhibit 99.1:

“Following is a simplified summary of how the Note Monthly Principal Distributable Amount is calculated: The Note Monthly Principal Distributable Amount shown above with respect to any Payment Date will equal the amount necessary to be paid on the Notes to reduce the Outstanding Amount of the Notes — after giving effect to the application of the First Principal Payment Amount (set forth in the line above the “Note Monthly Principal Distributable Amount”) to reduce such Outstanding Amount — to an amount equal to the Pool Balance as of the beginning of the current Collection Period, less the Cumulative Turbo Principal Payment Amount (overcollateralization) as of the previous Payment Date; provided that the Note Monthly Principal Distributable Amount shall not exceed the aggregate Outstanding Amount of the Notes; provided, further, that on the Class Final Scheduled Maturity Date for each Class of Notes, the Note Monthly Principal Distributable Amount will at least equal the amount necessary to repay the Outstanding Amount of that Class of Notes and of any other Class of Notes payable prior to that Class of Notes. For purposes of the preceding sentence, the A-1 Notes, A-2 Notes, A-3 Notes and the A-4 Notes shall each be deemed to be a separate Class of Notes. Please see the transaction documents previously filed with respect to this issuing entity under Form 8-K for details regarding all of the preceding calculations and for the definitions of defined terms.”

In connection with the Comment Letter, the Depositor hereby acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (630) 887-2095.

Sincerely,

/s/ Thomas N. Beckmann
Thomas N. Beckmann Assistant Treasurer

cc:	Steven Bierman, CNH Capital Receivables LLC
Eric Mathison, Esq., CNH Capital Receivables LLC
Trent Murch, Esq., Greenberg Traurig, LLP